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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 1999


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
October 1, 1999 relating to a cash distribution to shareholders of record as of October 27, 1998.

ADDITIONAL INFORMATION

         BP Amoco Plc files annual reports on Form 20-F (File No.
1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of
1934, as amended.








































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FOR IMMEDIATE RELEASE


NORDIC AMERICAN TANKER SHIPPING LTD (NAT)  ANNOUNCES
QUARTERLY DIVIDEND OF $0.36

Summary

NAT (AMEX:NAT)(OSE:NAT) has declared a dividend of $0.36 for the fourth quarter of 1999. This is the ninth consecutive dividend payment since the Company commenced its operations on October 1, 1997.

NATs policy is to pay dividends every quarter. Assuming receipt by NAT of charterhire from BP Shipping at the minimum rate and no other expenses or reserves by NAT that are withheld from any distribution, NAT will be able to distribute to its shareholders a minimum of $1.35 per annum as long as the vessels are on charter to BP Shipping. Whether the dividends may exceed $1.35 per annum depends upon the spot charter market for modern suezmax tankers.

The dividend of $0.36 will be paid on or about November 12 to shareholders of record as of October 27, 1999. In February, May and August 1999 NAT paid a dividend per share of $0.32, $0.32 and $0.35 respectively. Total dividend paid in 1999 is thus $1.35.

In 1998 NAT paid a total dividend of $1.43 per share.

The three NAT vessels are on hell or high water bareboat charter to BP Shipping for a minimum of 7 years. Under the charter, NAT receives charterhire based on a formula derived from the spot market for suezmax tankers on two round trip trade routes traditionally served by suezmax tankers. The minimum rate is $13,500/day/vessel, or $22,000/day/vessel (timecharter equivalent) after taking into account agreed operating expenses of $8,500/day.

For the third quarter of 1999, BP Shipping will not pay any additional hire above the base rate as the average spot market for the third quarter has not exceeded the minimum level.

Background

NATs three double hull tankers were delivered from the yard in Korea in 1997 and commenced their charters to BP Shipping on October 1st 1997. The decision to pay dividend for the ninth time since October 1997 is a result of NAT receiving the minimum hire for the fourth quarter of 1999 and no additional hire for the third quarter of 1999. The additional hire for the tankers in each 3 month period is calculated based upon market conditions


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for tankers of similar size and age on certain routes, based upon an agreed formula. The minimum hire is paid in advance, quarterly, whilst the additional hire is paid in arrears quarterly.

On January 1, 2000, BP Shipping is scheduled to pay hire for the first quarter of 2000, based upon the minimum rate. Whether there will be any additional hire for the fourth quarter of 1999 will be dependent upon market conditions for suezmax tankers on the routes which are included in the freight formula.

The structure of paying the minimum rate in advance every quarter and a possible additional rate in arrears each quarter has been agreed and is expected to be continued through the contract period of minimum 7 years and maximum 14 years from October 1997.

The contracts with BP Shipping are guaranteed by its parent company, BP Amoco P.l.c.

Ugland Nordic Shipping ASA (UNS), an Oslo Stock Exchange listed company holding 21.1% of the shares in NAT, is the manager of NAT.

                      Sandefjord, Norway, October 4th 1999

                      Contacts: Herbjorn Herbjorn Hansson
                      Niels Erik Feilberg
                      Ugland Nordic Shipping ASA
                      Sandefjord, Norway
                      Tel.: (47)-33-42 15 00
                      Fax : (47)-33-42 15 45

                      Gary J. Wolfe
                      Seward & Kissel
                      New York, USA
                      Tel.: (1) 212-574-1223
                      Fax : (1) 212-480-8421
















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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  October 8, 1999           By:  /s/  Herbjorn Hansson
                                       _________________________
                                            Herbjorn Hansson
                                            President and Chief
                                            Executive Officer

































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